April 21, 1997




Securities and Exchange Commission
Mail Stop 9-5
450 5th Street N.W.
Washington, D.C. 25049

Dear Sirs/Madam:

We have read Item 4 of Form 8-K of Cramer, Inc. dated April 21, 1997 and are in agreement with the statements contained in the first paragraph and the first sentence in the second paragraph on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.



/s/  Deloitte & Touche LLP
Deloitte & Touche LLP